l:\secfiles\11_k\eds-94\defcomp1.doc2

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549-1004
                                      FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the fiscal year ended December 31, 1994
                            -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 2-94698
                       -------


                           EDS DEFERRED COMPENSATION PLAN
                           ------------------------------
                              (Full title of the plan)


                             General Motors Corporation
                  767 Fifth Avenue, New York, New York  10153-0075
                3044 West Grand Blvd., Detroit, Michigan  48202-3091
                ----------------------------------------------------
                 (Name of issuer of the securities held pursuant to
                      the plan and the address of its principal
                                 executive offices)


Registrant's telephone number, including area code (313)556-5000



      Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                                James H. Humphrey
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                3044 West Grand Blvd.
                                                Detroit, Michigan  48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------
(a)   FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES             Page No.
      -----------------------------------------------             --------

      EDS Deferred Compensation Plan:
         Independent Auditors' Report. . . . . . . . . . . . . . . .     3
         Basic Financial Statements:
            Statements of Net Assets Available for Benefits,
               December 31, 1994 and 1993 . . . . . . . . . . . . . .    4
            Statements of Changes in Net Assets Available for
               Benefits for the Years Ended December 31,
               1994 and 1993. . . . . . . . . . . . . . . . . . . . .    5
            Notes to Financial Statements, December 31,
1994 and 1993 . . . . . . . . . . . . . . . . . . . . .      5
         Supplemental schedules:
            Line 27(a)-Schedule of Assets Held for
               Investment Purposes, December 31, 1994 . . . . . . . .   15
            Line 27(d)-Schedule of Reportable Transactions
               for the Year Ended December 31, 1994 . . . . . . . . .   17

      Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(b)   EXHIBIT
      -------

      Exhibit 23    Consent of Independent Auditors . . . . . . . .     19


                                      SIGNATURE


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Deferred Compensation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          EDS DEFERRED COMPENSATION PLAN
                                          ------------------------------
                                                     (Name of plan)


                                          Electronic Data Systems Corporation
                                          Plan Administrator


Date     June 27, 1995                    By
         -------------

                                          s/Lester M. Alberthal, Jr.
                                          --------------------------
                                          (Lester M. Alberthal, Jr.,
                                          Chairman of the Board,
                                          President, and Chief Executive
                                          Officer)

INDEPENDENT AUDITORS' REPORT
- ----------------------------


To the Trustees
EDS Deferred Compensation Plan:


We have audited the accompanying statements of net assets available for benefits of the EDS Deferred Compensation Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Deferred Compensation Plan as of December 31, 1994 and 1993 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



s/KPMG PEAT MARWICK LLP
KPMG PEAT MARWICK LLP



Dallas, Texas
June 15, 1995

                           EDS DEFERRED COMPENSATION PLAN
                   Statements of Net Assets Available for Benefits
                             December 31, 1994 and 1993

Assets:                                                            1994
1993
                                                ------------  ------------
Investments (note 4):
   Income Fund, at contract value
      (cost, 1994 - $200,430,721
             1993 - $177,289,335)               $200,430,721  $177,289,335
   Executive Life Fund, at contract value
      (cost, 1994 - $9,639,617
             1993 - $9,639,617)                    9,639,617     9,639,617
   GM Class E Stock Fund, at fair value
      (cost, 1994 - $146,435,039
             1993 - $130,265,817)                235,048,771   176,393,616
   Vanguard/Wellington Fund, at fair value
      (cost, 1994 - $179,545,217
             1993 - $153,938,933)                182,701,125   167,243,193
   Vanguard U.S. Growth Portfolio,
      at fair value
      (cost, 1994 - $33,907,306
             1993 - $22,596,911)                  35,086,396    23,198,133
   Vanguard International Growth
      Portfolio, at fair value
      (cost, 1994 - $53,273,034
             1993 - $28,370,837)                  56,298,491    33,467,590
   Vanguard Quantitative Portfolios, at fair value
      (cost, 1994 - $37,322,130
             1993 - $28,045,976)                  35,487,178    27,567,863
   Vanguard Money Market Reserves-Prime Portfolio,
      at fair value
      (cost, 1994 - $43,400,377
             1993 - $12,369,286)                  43,400,377    12,369,286
   MCorp Stock Fund, at fair value
      (cost, 1994 - $705,054
             1993 - $744,762)                          3,984         4,067
   Loan Fund, at unpaid principal balance,
      which approximates fair value               42,197,276    35,363,491
                                                ------------  ------------
      Net assets available for benefits         $840,293,936  $662,536,191
                                                ============  ============


See accompanying Notes to Financial Statements.

                           EDS DEFERRED COMPENSATION PLAN
             Statements of Changes in Net Assets Available for Benefits
                   For the Years Ended December 31, 1994 and 1993


                                                   1994           1993
                                              ------------    ------------
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation) in fair
         value of investments (note 4)         $44,151,120    ($7,508,921)
      Interest                                  15,632,256      14,157,339
      Dividends                                 13,610,325      15,768,149
                                              ------------    ------------
         Total                                  73,393,701      22,416,567
   Contributions - employees                   117,825,009     107,966,238
   Net assets transferred from
      other plans (note 1)                      22,979,482         895,561
                                              ------------     -----------
         Total additions                       214,198,192     131,278,366
Deductions from net assets attributed
   to withdrawals                             (36,440,447)    (28,484,549)
                                              ------------    ------------
         Net increase                          177,757,745     102,793,817
Net assets available for benefits at:
   Beginning of year                           662,536,191     559,742,374
                                              ------------    ------------

   End of year                                $840,293,936    $662,536,191
                                              ============    ============

See accompanying Notes to Financial Statements.




                            Notes to Financial Statements
                             December 31, 1994 and 1993

1. Description of Plan
   -------------------

   The EDS Deferred Compensation Plan (Plan or Trust) (the Plan) became effective July 1, 1983, with employees admitted to the Plan October 1, 1983. As used herein, the terms "EDS", "the Company", and "Employer" refer to Electronic Data Systems Corporation and its adopting subsidiaries which participate in the Plan. As a result of the acquisition of EDS by General Motors Corporation (GM) on October 18, 1984, the Plan was amended primarily to allow the Plan to invest in GM Class E common stock, $0.10 par value. The following description of the Plan reflects all Plan amendments and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

   General - The Plan is a defined contribution plan covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of the first hour of service with the Employer.

   Commencing with the August 1991 acquisition of SD-Scicon by EDS, domestic employees of SD-Scicon became eligible to participate in the Plan on July 1, 1992. Effective April 7, 1993, net assets of $895,561 were transferred from the SD-Scicon Profit Sharing Plan (SD-Scicon Plan) to the EDS Deferred Compensation Plan in conjunction with the merger of the SD-Scicon Plan into the Plan. EDS acquired World Computer in November 1993, at which time the World Computer employees became eligible to participate in the Plan. In 1994, $3,897,540 of net assets were transferred to the Plan from the World Computer Corporation 401(k) Tax Sheltered Employee Savings and Profit-Sharing Plan.

                           EDS DEFERRED COMPENSATION PLAN


During the second quarter of 1994, EDS entered into a contract with Xerox Corporation (Xerox) whereby the data processing employees of Xerox became EDS employees and became eligible to participate in the Plan. As a result, net assets of $18,343,941 were transferred to the Plan. Additional net transfers totalling $738,001 took place during 1994. For financial statement purposes, the fair market values of the assets transferred from or to the plans are reflected at fair value at the dates of transfer.

   Effective March 28, 1991, The Vanguard Fiduciary Trust Company (Vanguard) became asset custodian and record-keeper for the EDS Deferred Compensation Plan. Effective May 1, 1991, Vanguard became trustee of the Plan. The Plan's investment activities are managed by the Vanguard Group of Investment Companies. The Plan's Investment Committee has approval and oversight responsibilities for the investment process.

   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Internal Revenue Code, as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan allows for nine investment funds, seven of which are available for participant investment: the Income Fund, which is a fixed income fund; the GM Class E Stock Fund, which consists of GM Class E common stock and a small amount of cash invested in a money market account; the Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market), a short-term investment fixed income fund; the Vanguard/Wellington Fund (Vanguard/Wellington), a stock and bond mutual fund; the Vanguard Quantitative Portfolios (Vanguard Quantitative), a growth and income stock mutual fund; the Vanguard U.S. Growth Portfolio (Vanguard U.S.), a growth stock mutual fund; and the Vanguard International Growth Portfolio (Vanguard International), a growth stock mutual fund investing in foreign companies. In addition, the Plan holds other investments which were transferred to the EDS Deferred Compensation Plan from the MTech Plans on December 31, 1988. During 1991, the guaranteed annuity contract with Executive Life was segregated into its own investment fund, hereafter referred to as the Executive Life Fund (see
Note 4).

   All of the administrative expenses of the Plan are paid by the Company with the following two exceptions: (1) loan application fees and (2) maintenance fees for non-EDS-employed participants. All investment expenses are paid from the investment funds.

   In order to preserve any benefits under any plans which are merged into the EDS Deferred Compensation Plan, the Plan was amended, effective December 30, 1988, to specifically prohibit the reduction or elimination of any benefit protected under IRC Section 411(d)(6).

   Contributions - Each year, contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between one percent and 20 percent of their total compensation subject to a maximum annual contribution of $9,240 and $8,994 and maximum eligible compensation of $150,000 and $235,840 per participant beginning January 1, 1994 and 1993,respectively, and limitations imposed to ensure a fair mix of participation among employees (elective contributions). The total annual additions to a participant's individual account may not exceed the lesser of $30,000 or 25 percent of the participant's total compensation as defined in the Plan. Annual additions for purposes of this test are defined as contributions less any rollover contributions made during the year. An individual participant's annual additions are further limited by amounts credited to the participant under other Company employee benefit plans.

                           EDS DEFERRED COMPENSATION PLAN

   Effective January 1, 1991, a participant may elect, up to four times annually, to change his/her designated percentage of pay withheld.

   The individual accounts of certain participants may include portions of a one-time Employer contribution made as set forth in the text of Amendment Number One to the Plan. Such Employer contribution in 1987 was intended to compensate for losses incurred due to sharp stock market price changes during the normal delay in processing investment election transfers after the September 30, 1987 Valuation Date. Since 1987 there have been no similar contributions.

   Withdrawals - A participant may request a withdrawal of all or a portion of the amount of accumulated voluntary contributions in cases of hardship. Once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator, a participant may then withdraw an amount equal to but not in excess of the expense of the hardship (the "Hardship Withdrawal"). In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need. Participants age 59 1/2 or above may request an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

   Participant's Individual Account - The Participant's Individual Account is credited with the participant's contributions (including rollovers) and the amounts of participant earnings dictated by the number of units held in each investment fund. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

   The participant determines both the amount deferred and the percentage of the investment contributed to one or more of the investment funds. The percentages may be in any whole percentage increment.

   Vesting - Participants are always 100% vested in their individual accounts and in the earnings received thereon. The one-time employer contribution in 1987 was immediately vested.

   Payment of Benefits - On termination of service, age 59-1/2, death, or retirement, a participant may elect to receive either a cash distribution for all or part of the value of his/her account, GM Class E common stock (for any amount so invested), MCorp common stock (for any amount so invested), or a non-transferable annuity contract purchased on his/her behalf from an insurance company. Lump sum cash distributions are no longer available for MCorp stock. A participant may elect to receive periodic payments in monthly, quarterly, or semiannual installments or elect to have all or part of his/her account rolled over to another qualified plan or to an individual retirement account.

   Loans - Upon written application of a participant, the Plan Administrator may, at his/her sole discretion, direct the Trustees to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated elective contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant may not exceed $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the calendar year during which the participant separates, the amount outstanding will be reported to the Internal Revenue Service as income for that calendar year. Effective July 1, 1991, the Plan was amended to allow no more than four outstanding loans at any one time. No more than two Plan loans may be granted in any plan year. At December 31, 1994 and 1993, the interest rate on new loans was eight and one-half percent (8.50%) and six percent (6.00%), respectively.

                           EDS DEFERRED COMPENSATION PLAN


2. Summary of Significant Accounting Policies
   ------------------------------------------

   Investments - Quoted market prices are used to value investments other than those of the Income Fund, the Executive Life Fund, and the Loan Fund. Investments in the Income Fund and the Executive Life Fund are valued at contract value which represents contributions made plus interest at the contract rate. (See note 4 regarding the investment in the Executive Life Fund.) Purchases and sales of the GM Class E common stock are recorded on a trade date basis. Participant loans are presented in the accompanying financial statements at unpaid principal balance which approximates fair value.

   Investment Income - Income from investments is recorded as it is earned.

   Benefits - Benefits are recorded when paid.

3. Plan Termination
   ----------------

   While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its Board of Directors subject to the provisions of ERISA.

4. Investments
   -----------

   The Trustees of the Plan hold the investments of the Plan in trust on behalf of the participants. Consistent with the fiduciary standards of ERISA, safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

   The table on the next page presents the fair value/contract value of the Plan's investments at December 31, 1994 and 1993. Investments that represent five percent (5.00%) or more of the Plan's net assets are separately identified.

                                                       EDS DEFERRED COMPENSATION PLAN

                                         1994                      1993
                                ------------------------  -------------------------
                                 Number     Fair value/    Number     Fair value/
                                of shares    contract     of shares    contract
                                or units       value      or units        value
                                ----------- ------------  ----------- -------------

Income Fund (Including Bankers Trust
 investment of $42,575,390
 at December 31, 1994)*                  - $200,430,721             - $177,289,335
                                           ------------               ------------
Executive Life Fund                      -    9,639,617             -    9,639,617
                                           ------------               ------------
GM Class E Stock Fund (cost of
 $146,435,039 in 1994 and
 $130,265,817 in 1993)*          6,085,363  235,048,771     6,040,278  176,393,616
                                           ------------               ------------
Vanguard/Wellington (cost of
 $179,545,217 in 1994 and
 $153,938,933 in 1993)*          9,422,570  182,701,125     8,198,356  167,243,193
                                           ------------               ------------
Vanguard U.S. (cost of
 $33,907,306 in 1994 and
 $22,596,911 in 1993)            2,288,766   35,086,396     1,554,011   23,198,133
                                           ------------               ------------
Vanguard International (cost of
 $53,273,034 in 1994 and
 $28,370,837 in 1993)*           4,192,061   56,298,491     2,477,361   33,467,590
                                           ------------               ------------
Vanguard Quantitative (cost of
 $37,322,130 in 1994 and
 $28,045,976 in 1993)            2,280,702   35,487,178     1,676,174   27,567,863
                                           ------------               ------------
Vanguard Money Market*          43,400,377   43,400,377    12,369,286   12,369,286
                                           ------------               ------------
MCorp Stock Fund (cost
 of $705,054 in 1994 and
 $744,762 in 1993)                   7,802        3,984         8,134        4,067
                                           ------------               ------------
Loan Fund (13,137 and 11,679
 loans in 1994 and 1993,
 respectively, loans
 outstanding from $1 to
 $47,554 and $6 to $48,202 in
 1994 and 1993, respectively,
 with interest rates from
 6.0% to 11.5% in 1994 and 1993)*        -   42,197,276             -   35,363,491
                                           ------------               ------------
                                           $840,293,936               $662,536,191
                                           ============               ============

*Represents 5% or more of Plan assets.

            On April 1, 1991, the Plan received $1.8 million for interest accrued from inception to March 31, 1991 on the group annuity contract with Executive Life Insurance Company (Executive Life). On April 11, 1991, the California State Board of Insurance placed Executive Life into conservatorship due to Executive Life's financial condition. Accordingly, the balances in the Executive Life Fund as of December 31, 1994 and 1993, do not include accrued interest since the month Executive Life was placed into conservatorship. The California Superior Court approved the purchase of Executive Life by a French investment group headed by Altus Finance and Mutuelle Assurance des Artisanale de France. The new company is called Aurora National Life Assurance Company. The recoverability of this investment will depend on the outcome of pending litigation, the priority in which claims and benefits are paid, and any recovery available through the various State Guaranty Funds. While a loss from this investment is possible, the amount of such loss cannot be reasonably estimated and, accordingly, no provision for loss has been recorded as of December 31, 1994 or 1993.

                           EDS DEFERRED COMPENSATION PLAN


   To hedge against adverse foreign currency movements, the Vanguard International Growth Portfolio may enter into contracts for the purchase or sale of a specific foreign currency at a fixed price at a future date. The forward foreign currency rate of the underlying currency and any gains and losses are recorded for financial statement purposes at fair value and as unrealized until the contract settlement date, at which point they are realized. To hedge against anticipated future changes in interest or security prices, the Vanguard Quantitative Portfolios may utilize futures contracts to a limited extent. The Fund receives from or pays to brokers amounts equal to the daily fluctuations in the values of the contracts. These receipts and payments are recorded as unrealized gains and losses until the contract settlement dates, at which point they are realized. The underlying risk to participants is proportional to each participant's number of shares relative to the total number of shares issued by each mutual fund.

5. Related Party Transactions
   --------------------------

   As stated previously, the GM Class E Stock Fund consists of GM Class E common stock and a small amount of cash invested in a money market account. Additionally, the Vanguard Investment Funds consist of investments in various Vanguard managed mutual funds.

6. Income Tax Status
   -----------------

   The Internal Revenue Service has determined and informed the Company by a letter dated February 13, 1986, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986
(Code). The Plan has been amended and restated since receiving the determination letter. The Plan filed for a new determination letter on November 30, 1994, but has not yet received a determination from the Internal Revenue Service. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the accompanying financial statements.

                                                       EDS DEFERRED COMPENSATION PLAN


7.  Allocation of Changes in Plan Assets and Liabilities to Investment Programs
    ---------------------------------------------------------------------------

    The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1994:
                                                                                               Vanguard
                                                        GM                      Vanguard     International
                                       Executive     Class E       Vanguard/   U.S. Growth      Growth
                            Income        Life        Stock       Wellington    Portfolio      Portfolio
                             Fund         Fund         Fund          Fund         Fund           Fund
                         -----------  ----------   ------------   ----------    ----------  -------------

Additions to net assets
 attributed to
 investment income:
 Net appreciation
    (depreciation)
    in fair value
    of investments                $-          $-    $55,220,915  ($9,047,592)     $728,713    ($997,875)
 Interest                 12,344,192           -              -             -            -             -
 Dividends                         -           -      2,877,575     8,034,944      400,242       733,618
                        ------------  ----------   ------------  ------------  -----------    ----------
 Total                    12,344,192           -     58,098,490   (1,012,648)    1,128,955     (264,257)

Employee contributions    24,501,497           -     23,255,597    31,187,647    9,499,321    15,068,636
Net assets transferred
 from other plans              4,388           -          9,015         6,731        1,461         1,461
                        ------------  ----------   ------------  ------------  -----------    ----------
 Total additions          36,850,077           -     81,363,102    30,181,730   10,629,737    14,805,840

Deductions from net
 assets attributed
 to withdrawals         (10,359,148)           -    (7,739,365)   (7,944,903)  (1,730,614)   (2,512,413)
Interfund transfers      (3,349,543)           -   (14,968,582)   (6,778,895)    2,989,140    10,537,474
                        ------------  ----------   ------------  ------------  -----------    ----------
 Net increase             23,141,386           -     58,655,155    15,457,932   11,888,263    22,830,901

Net assets available for
 benefits at:
 Beginning of year       177,289,335   9,639,617    176,393,616   167,243,193   23,198,133    33,467,590
                        ------------  ----------   ------------  ------------  -----------    ----------
 End of year            $200,430,721  $9,639,617   $235,048,771  $182,701,125  $35,086,396   $56,298,491
                        ============  ==========   ============  ============  ===========    ==========


                                                       EDS DEFERRED COMPENSATION PLAN

                                            Vanguard
                                          Money Market
                             Vanguard       Reserves-
                           Quantitative       Prime       MCorp
                            Portfolios      Portfolio     Stock          Loan
                               Fund           Fund         Fund          Fund          Total
                           ------------   -----------     -------    -----------    ------------

Additions to net assets
 attributed to
 investment income:
 Net appreciation
    (depreciation)
    in fair value
    of investments        ($1,753,125)            $-        $84               $-     $44,151,120
 Interest                            -       831,192          -        2,456,872      15,632,256
 Dividends                   1,563,946             -          -                -      13,610,325
                           -----------   -----------     ------      -----------    ------------
 Total                       (189,179)       831,192         84        2,456,872      73,393,701

Employee contributions      10,169,218     4,143,093          -                -     117,825,009
Net assets transferred
 from other plans                    -    21,656,233          -        1,300,193      22,979,482
                           -----------   -----------     ------      -----------    ------------
 Total additions             9,980,039    26,630,518         84        3,757,065     214,198,192

Deductions from net
 assets attributed to
 withdrawals               (1,781,718)   (3,040,480)      (167)      (1,331,639)    (36,440,447)
Interfund transfers          (279,006)     7,441,053          -        4,408,359               -
                           -----------   -----------     ------      -----------    ------------
 Net increase
   (decrease)                7,919,315    31,031,091       (83)        6,833,785     177,757,745

Net assets available for
 benefits at:
 Beginning of year          27,567,863    12,369,286      4,067       35,363,491     662,536,191
                           -----------   -----------     ------      -----------    ------------
 End of year               $35,487,178   $43,400,377     $3,984      $42,197,276    $840,293,936
                           ===========   ===========     ======      ===========    ============



                                                       EDS DEFERRED COMPENSATION PLAN


7.  Allocation of Changes in Plan Assets and Liabilities to Investment Programs (concluded)
    ---------------------------------------------------------------------------------------

    The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1993:
                                                                                                  Vanguard
                                                        GM                        Vanguard      International
                                       Executive     Class E       Vanguard/     U.S. Growth       Growth
                           Income         Life        Stock       Wellington      Portfolio       Portfolio
                            Fund          Fund         Fund          Fund           Fund            Fund
                         -----------  ----------   -----------   ------------    -----------    -------------
Additions to net assets
 attributed to
 investment income:
 Net appreciation
    (depreciation)
    in fair value
    of investments                $-          $- ($20,748,541)     $8,419,087     ($535,019)       $5,886,876
 Interest                 11,595,989           -             -              -              -                -
 Dividends                         -           -     2,368,266      9,814,535        317,951          264,343
                        ------------ -----------  ------------   ------------    -----------      -----------
 Total                    11,595,989           -  (18,380,275)     18,233,622      (217,068)        6,151,219

Employee contributions    28,608,217           -    26,953,408     27,702,591      8,814,419        4,922,130
Net assets transferred
 from other plans             75,021           -        21,409         16,593         90,346            6,832
                        ------------ -----------  ------------   ------------    -----------      -----------
 Total additions          40,279,227           -     8,594,542     45,952,806      8,687,697       11,080,181

Deductions from net
 assets attributed to
 withdrawals             (9,367,028)           -   (6,863,263)    (6,242,695)    (1,168,107)        (651,191)
Interfund transfers     (12,370,046)           -  (13,293,919)      4,250,720    (3,702,653)       15,817,517
                        ------------ -----------  ------------   ------------    -----------      -----------
 Net increase
   (decrease)             18,542,153           -  (11,562,640)     43,960,831      3,816,937       26,246,507

Net assets available for
 benefits at:
 Beginning of year       158,747,182   9,639,617   187,956,256    123,282,362     19,381,196        7,221,083
                        ------------ -----------  ------------   ------------    -----------      -----------
 End of year            $177,289,335  $9,639,617  $176,393,616   $167,243,193    $23,198,133      $33,467,590
                        ============  ==========  ============   ============    ===========      ===========


                                                       EDS DEFERRED COMPENSATION PLAN

                                            Vanguard
                                          Money Market
                             Vanguard       Reserves-
                           Quantitative       Prime        MCorp
                            Portfolios      Portfolio      Stock          Loan
                               Fund           Fund          Fund          Fund          Total
                           -----------    ------------     ------      ----------    -----------

Additions to net assets
  attributed to investment
  income:
  Net appreciation
    (depreciation)
    in fair value
    of investments        ($531,333)                $-         $9              $-   ($7,508,921)
  Interest                         -           334,505          -       2,226,845     14,157,339
  Dividends                3,003,054                 -          -               -     15,768,149
                         -----------       -----------     ------     -----------   ------------
  Total                    2,471,721           334,505          9       2,226,845     22,416,567

Employee contributions     7,047,621         3,917,852          -               -    107,966,238
Net assets transferred
  from other plans            94,883           549,180          -          41,297        895,561
                         -----------       -----------     ------     -----------   ------------
  Total additions          9,614,225         4,801,537          9       2,268,142    131,278,366

Deductions from net
  assets attributed to
  withdrawals            (1,091,507)       (1,653,944)      (275)     (1,446,539)   (28,484,549)
Interfund transfers        5,891,528       (1,780,108)          -       5,186,961              -
                         -----------       -----------     ------     -----------   ------------
  Net increase
    (decrease)            14,414,246         1,367,485      (266)       6,008,564    102,793,817

Net assets available for
  benefits at:
  Beginning of year       13,153,617        11,001,801      4,333      29,354,927    559,742,374
                         -----------       -----------     ------     -----------   ------------
  End of year            $27,567,863       $12,369,286     $4,067     $35,363,491   $662,536,191
                         ===========       ===========     ======     ===========   ============




                                                       EDS DEFERRED COMPENSATION PLAN
                                          Line 27a-Schedule of Assets Held for Investment Purposes
                                                              December 31, 1994

                                  Description of Investment
                             ------------------------------------
                                                         Number
                                              Rate of   of Shares                      Current
      Identity of Party       Maturity Date   Interest  or Units       Cost             Value
- ---------------------------  --------------  --------- ----------  ------------     -----------
Income Fund:
 Bankers Trust
    #93-621*                     -             4.66%             -  $27,569,399     $27,569,399
    #94-791*                     -             7.56%             -   15,005,991      15,005,991
 Canada Life                 12/31/96          7.32%             -   11,805,200      11,805,200
 Continental Nat'l.
    Assurance Company
    #12817-6                 3/31/97           5.60%             -    6,245,973       6,245,973
    #12817-016               6/15/97   (75%)   6.65%             -   11,474,981      11,474,981
                             12/15/97 (100%)
 Hartford Life Ins. Co.      6/30/95   (50%)   8.60%             -   17,033,206      17,033,206
                             6/30/96  (100%)
 John Hancock Mutual Life    1/31/96   (33%)   6.98%             -   15,458,846      15,458,846
    Insurance Co.            6/30/98   (50%)
                             6/30/99  (100%)
 Metropolitan Life           9/30/95           9.15%             -   15,279,598      15,279,598
 Principal Financial Group
    #4-5639-1                12/15/97          6.50%             -    8,580,390       8,580,390
    #4-5639-2                12/15/95  (50%)   6.25%             -   11,343,570      11,343,570
                             9/15/96  (100%)
    #86513*                  12/31/94          8.75%             -       98,047          98,047
    #86513*                  12/31/95          7.91%             -      148,640         148,640
 Protective Life             9/30/95           9.45%             -    4,742,224       4,742,224
 Prudential Asset Mgmt. Grp.
    #7347-211                5/15/96           6.53%             -    5,318,247       5,318,247
    #7347-212                9/15/97           5.52%             -    8,464,718       8,464,718
 Union Bank of Switzerland        -            6.59%             -   25,640,584      25,640,584
 Vanguard Money Market
    Reserves - Prime
    Portfolio (no
    guaranteed rate**)            -              -               -   16,221,107      16,221,107
                                                                   ------------    ------------
Total Income Fund                                                  $200,430,721    $200,430,721

 *The interest rate will be adjusted quarterly.
**The interest rate was 6.0% at December 31, 1994.
See accompanying independent auditors' report.

                                                       EDS DEFERRED COMPENSATION PLAN

                                   Description of Investment
                             ------------------------------------
                                                         Number
                                              Rate of   of Shares                      Current
     Identity of Party        Maturity Date   Interest  or Units         Cost           Value
- ---------------------------  --------------  --------- ----------    ------------   ------------

Executive Life Fund                 -             -              -     $9,639,617     $9,639,617

GM Class E Stock Fund*              -             -      6,085,363    146,435,039    235,048,771

Vanguard/Wellington Fund*           -             -      9,422,570    179,545,217    182,701,125

Vanguard U.S. Growth*
 Portfolio                          -             -      2,288,766     33,907,306     35,086,396

Vanguard International*
 Growth Portfolio                   -             -      4,192,061     53,273,034     56,298,491

Vanguard Quantitative*
  Portfolios                        -             -      2,280,702     37,322,130     35,487,178

Vanguard Money Market*
  Reserves - Prime
  Portfolio                         -             -     43,400,377     43,400,376     43,400,377

MCorp Stock Fund                    -             -          7,802        705,054          3,984

Loan Fund                           -         6.0% to 11.5%      -     42,197,276     42,197,276
                                                                     ------------   ------------

    Total Assets Held for Investment Purposes                        $746,855,770   $840,293,936
                                                                     ============   ============



* Parties In Interest

See accompanying independent auditors' report.


                                                       EDS DEFERRED COMPENSATION PLAN
                                                Line 27d-Schedule of Reportable Transactions
                                                    For The Year Ended December 31, 1994


Identity                                    Number
of Party                                      of          Purchase        Selling      Lease
Involved    Description of Asset          Transactions      Price          Price       Rental
- -------- ------------------------------   ------------   -----------    -----------    ------
EDS      Company Stock Fund:
            GM Class E Stock Fund
            (General Motors Corp. Class E
            Common Stock)                       252    $131,179,512            $-        $-

            GM Class E Stock Fund
            (General Motors Corp. Class E
            Common Stock)                       252               -   127,556,371         -

Various  Fixed Principal Investment Fund:
            Income Fund                         255      64,212,298             -         -
            Income Fund                         252               -    40,924,695         -

         Mutual Funds:

Vanguard    Vanguard/Wellington Fund
            (Stock and Bond Fund)               251      58,252,789             -         -
            Vanguard/Wellington Fund
            (Stock and Bond Fund)               252               -    33,715,426         -

Vanguard    Vanguard Money Market Reserves-
              Prime Portfolio
              (Money Market Fund)               255     106,899,038             -         -
            Vanguard Money Market Reserves-
              Prime Portfolio
              (Money Market Fund)               252               -    76,265,908         -

Vanguard    Vanguard International Growth
              Portfolio (Stock Fund)            252      45,979,156             -         -
            Vanguard International Growth
              Portfolio (Stock Fund)            251               -    22,121,545         -

See accompanying independent auditors' report.


                                                       EDS DEFERRED COMPENSATION PLAN

                                                                                Current
                                             Expense                           Value of
Identity                                    Incurred                           Asset on             Net
of Party                                      with            Cost of         Transaction         Gain or
Involved       Description of Asset       Transaction          Asset              Date             (Loss)
- --------    ---------------------------   ------------      -----------       -----------       ----------

EDS      Company Stock Fund:
            GM Class E Stock Fund
            (General Motors Corp. Class E
            Common Stock)                         $-      $131,179,512      $131,179,512               $-

            GM Class E Stock Fund
            (General Motors Corp. Class E
            Common Stock)                          -       114,850,472       127,556,371       12,705,899

Various  Fixed Principal Investment Fund:
            Income Fund                            -        64,212,298        64,212,298                -
            Income Fund                            -        40,924,694        40,924,694                -

         Mutual Funds:

Vanguard    Vanguard/Wellington Fund
            (Stock and Bond Fund)                  -        58,252,789        58,252,789                -
            Vanguard/Wellington Fund
            (Stock and Bond Fund)                  -        32,613,825        33,715,426        1,101,601

Vanguard    Vanguard Money Market Reserves-
              Prime Portfolio
              (Money Market Fund)                  -       106,899,038       106,899,038                -
            Vanguard Money Market Reserves-
              Prime Portfolio
              (Money Market Fund)                  -        76,265,908        76,265,908                -

Vanguard    Vanguard International Growth
              Portfolio (Stock Fund)               -        45,979,156        45,979,156                -
            Vanguard International Growth
              Portfolio (Stock Fund)               -        21,040,517        22,121,545        1,081,028


See accompanying independent auditors' report.
